UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, par value $0.01 per share

(Title of Class of Securities)

24703L 202

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 24703L 202	13G

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 9 Pages

CUSIP No: 24703L 202	13G

1	NAMES OF REPORTING PERSONS MSDC Denali Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 9 Pages

CUSIP No: 24703L 202	13G

1	NAMES OF REPORTING PERSONS MSDC Denali EIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 4 of 9 Pages

CUSIP No: 24703L 202	13G

Explanatory Note

This Amendment No. 1 to Schedule 13G (the “Amendment No. 1”) amends the statement on Schedule 13G originally filed by MSD Partners, L.P. (“MSD Partners”), MSDC Denali Investors, L.P. (“MSDC Denali Investors”) and MSDC Denali EIV, LLC (“MSDC Denali EIV” and collectively with MSD Partners and MSDC Denali Investors, the “Reporting Persons”) on February 14, 2019. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to those terms in the initial Schedule 13G.

As of December 31, 2019, each of the Reporting Persons has ceased to be the beneficial owner of more than 5% of the outstanding shares of Class C Common Stock.

Item 2(a)	Name of Person Filing:

Item 2(a) is hereby amended by adding the following:

This Amendment No. 1 is being jointly filed by and on behalf of each of the Reporting Persons. As of December 31, 2019, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of Class C Common Stock.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2020, a copy of which is filed with this Amendment No. 1 as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”)

Item 4	Ownership:

Items 4 (a), (b), and (c) are hereby amended as follows:

A.	MSD Partners, L.P.

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: -0-

B.	MSDC Denali Investors, L.P.

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: -0-

Page 5 of 9 Pages

C.	MSDC Denali EIV, LLC

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: -0-

D.	Marc R. Lisker

(a)	Amount beneficially owned: 32,890,896[1]

(b)	Percent of class: 11.4%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 32,890,896

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 32,890,896

E.	Glenn R. Fuhrman

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: -0-

1

Mr. Lisker may be deemed to beneficially own 32,890,896 shares of Class C Common Stock issuable upon conversion of 32,890,896 shares of Class A Common Stock beneficially owned by Susan Lieberman Dell Separate Property Trust, as reported in a separate Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission on February 13, 2020.

2

The percentage shown is based on 256,517,973 shares of Class C Common Stock issued and outstanding as of February 6, 2020, as provided by the Issuer plus an additional 32,890,896 shares of Class C Common Stock that would be outstanding upon conversion of the reported shares of Class A Common Stock into shares of Class C Common Stock.

Page 6 of 9 Pages

F.	John C. Phelan

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 0.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: -0-

Item 5	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

In connection with the Transactions, the Reporting Persons ceased to be beneficial owners of more than five percent of the Class C Common Stock and as of the date hereof are no longer subject to Section 13(d) or 13(g) of the Act with respect to the Class C Common Stock.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13G is true, complete and correct.

Dated: February 13, 2020

MSD Partners, L.P.

By:	MSD Partners (GP), LLC, its
General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSDC Denali Investors, L.P.

By:	MSDC Denali (GP), LLC, its
General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSDC Denali EIV, LLC

By:	MSDC Denali (GP), LLC, its
Managing Member

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement

Page 9 of 9 Pages